PERCEPTRE INC
INCOME STATEMENT
FOR THE PERIOD ENDED DECEMBER 31, 2016

| | | |
|---|---|---|
| **Operating Expense** | | |
| General and Administrative | $ | 433 |
| Rent | | 413 |
| | | 847 |
| **Net Income from Operations** | | (847) |
| **Net Income** | $ | (847) |

Unaudited- See accompanying notes.